

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2010

VIA U.S. MAIL

Nick S. Cyprus
Vice President, Controller and Chief Accounting Officer
General Motors Company
300 Renaissance Center
Detroit, MI 48265-3000

> **Re:** **General Motors Company**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed September 23, 2010**
> **File No. 333-168919**

Dear Mr. Cyprus:

We have reviewed your response to our letter dated September 10, 2010 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

General

1. We note your response to prior comment 1. Please file the consent of IHS Global Insight as an exhibit to your next amended registration statement.

2. We note your response to prior comment 3. Based on your response and on press accounts, it appears that you could extrapolate one possible valuation of your common stock by reference to trading prices of MLC's debt securities. As such, please explain why you believe that these trading prices would not meaningfully add to the substantial mix of information available to potential investors in this offering. For example, please discuss whether you, the selling stockholders, or the representatives of the underwriters considered or will consider these trading prices in setting the public offering price. We note, in this regard, the response to prior comment 78 that you considered the trading prices of MLC's debt securities to validate your conclusion in estimating the per share fair value of your common stock.

3. We note your response to prior comment 4. You disclose on page 6 that the UST's interests as a government entity may differ from those of your other stockholders. Please revise to explain how its interests may differ. We note, for example, your reference to the government's goal of promoting companies that can "contribute to economic growth and jobs," an interest that may not necessarily be aligned with the interests of your other stockholders. We also note the covenant in the UST Credit Agreement regarding

manufacturing volume in the United States. Please revise your summary and risk factor disclosure accordingly.

4. Consistent with your response to prior comment 4, please disclose that the company cannot identify any significant examples of past actions by the UST as a stockholder of the company after the 363 Sale to influence the company's business and operations.

5. If you intend to include additional pictures or graphics, please provide us with mock-ups prior to printing and distribution of the preliminary prospectus. Please also provide accompanying captions, if any. We may have comments after reviewing the materials.

6. We note the press release issued by the UST on September 17, 2010. Please disclose the UST's guidance in the prospectus.

Prospectus Summary, page 1

Our Company, page 1

7. Please revise to briefly explain what attributes you believe will make your vehicles the "best" in the world.

8. In this regard, please revise to explain the apparent inconsistency between your "vision" of selling "the world's best vehicles" and the information elsewhere in the prospectus about your declining market share, receipt of exceptional government assistance, the bankruptcy, and the "negative public perception" of your products described on page 14.

Our Industry and Market Opportunity, page 2

9. We note your response to prior comment 6. Please revise your disclosure in the "Market and Industry Data" section on page ii to clarify, if true, that your calculations include 100% of sales by joint ventures.

Our Strategy, page 4

10. Please tell us what is unique to GM that causes you to state in the summary that your "management team is focused on hiring new and promoting current talented employees … ." We believe virtually all organizations have a similar focus.

Risk Factors, page 14

Our business is highly dependent on sales volume, page 14

11. Please revise the last sentence of this risk factor, if true, to clarify that it appears that the recovery in vehicle sales may be continuing but at a measurably slower pace.

Our business plan contemplates that we restructure our operations, page 17

    12. Please revise the heading to include that you intend to fund the Opel restructuring with approximately $1.3 billion in cash. Also, tell us why the need for funds for this purpose is not one of the uses of proceeds for the preferred offering.

Our U.S. defined pension plans are currently underfunded, page 18

    13. We note your response to prior comment 39. Please revise the last paragraph of this risk factor to address the risk of a government takeover of your pension plans and the resulting impact on you.

The VEBA Note Agreement, the UST Credit Agreement, page 20

    14. We note your response to prior comment 44. Please discuss in the third paragraph on page 21 the impact the enforcement of this covenant may have on you.

Use of Proceeds, page 33

    15. We note your response to prior comment 18. Please quantify each of the uses of proceeds you mention in the last sentence. If you intend to use any material part of the proceeds to discharge indebtedness, set forth the interest rate and maturity of such indebtedness.

Management's Discussion and Analysis, page 39

Competitive cost structure in GMNA, page 43

    16. We note your response to prior comment 22. Please revise this bullet to disclose the substance of your response to the comment.

Job Security Programs, page 63

    17. We note your response to prior comment 29. In accordance with your response, please disclose that the program could potentially be reinstated, but management believes that the possibility of reinstatement is remote.

Consolidated Results of Operations, page 65

    18. In your response to prior comment 30, you indicate that management does not measure the business by monitoring additional financial statement items other than net sales and EBIT. However, since certain financial statement items represent the costs deducted to arrive at EBIT, it is not clear how management can analyze and monitor EBIT without analyzing and monitoring cost of sales, SG&A and their related components. In particular, we direct your attention to your response to prior comment 22, which indicates

that the breakeven point for GMNA is a critical metric that provides an indication of GMNA's cost structure and operating leverage. Your response also stated that GM and Old GM's high cost structure in GMNA relative to its revenue resulted in significant losses over a long period of time. In addition, we note the following disclosures:

- On page 4, you indicate that a primary element of your strategy is to maintain a competitive cost structure.
- On page 6, you indicate that you want to capitalize on cost structure improvement in GMNA.
- On page 15, you provide a risk factor indicating your future competitiveness and ability to achieve long-term profitability depends on your ability to control costs.
- On page 15, you also provide a risk factor indicating that an increase in raw material costs could materially harm your business. You state that freight charges and raw material costs increased significantly and additional substantial increases could reduce your profitability if you cannot recoup increased costs through increased vehicle prices. This disclosure appears to indicate that certain factors, other than volume, have an impact on your results.
- On page 16, you indicate that many manufacturers have relatively high fixed labor costs as well as significant limitations on their ability to close facilities and reduce fixed costs.

These disclosures only provide a qualitative discussion and do not quantify amounts. Enhanced disclosure, on a quantitative and qualitative basis, related to your cost of sales and SG&A, would provide additional information to help investors view your business through the eyes of management. In particular, such disclosure should include a qualitative as well as quantitative discussion of fixed versus variable costs from period to period along with a supplemental discussion of raw material costs, labor costs and any other significant costs.

19. Your response to prior comment 8 appears to indicate that you review truck and car profitability when arriving at your profitability breakeven point for GMNA. In this regard, please tell us what consideration you gave to disclosing a quantitative discussion of the relative profitability of trucks as compared to cars, and the effect of vehicle mix and the level of sales incentives on your profitability.

Production and Vehicle Sales Volume, page 66

20. We note your statement that vehicle sales data represents sales from your dealers to the ultimate customer. However, it appears that vehicle sales data also includes fleet sales that are not transacted through your dealers. Please clarify your disclosure in this regard. In addition, please clarify that you do not present fleet sales accounted for as operating leases as sales within your tables when those vehicles are later sold at auction.

21. Please expand the footnotes to the tables on pages 66 and 67 to disclose the amount of production and vehicle sales volume, by segment, attributable to your SGM, SGMW and FAW-GM joint ventures in China as well as your HKJV joint venture in India.

Executive Compensation, page 192

Long-Term Restricted Stock, page 199

22. We note your response to prior comment 48. Please explain why these awards have a 2010 grant date rather than a 2009 grant date for purposes of Summary Compensation Table disclosure. Refer to Item 402(c)(2)(v) of Regulation S-K.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Chapter 11 Proceedings and the 363 Sale, page F-11

Preferred Stock, page F-16

23. We note that you classify the Series A Preferred Stock as temporary equity because the UST currently has the ability to exert control, through its power to vote for the election of your directors, over various matters, which could include compelling you to redeem the Series A Preferred Stock in 2014 or later. We also note that, while you base your decision regarding the balance sheet classification of the Series A Preferred Stock on the UST's current ability to elect your directors, your decision not to accrete the Series A Preferred Stock to its redemption amount of $9.0 billion is not based on current circumstances but rather on your assessment of the probability of whether the UST will continue to have the ability to elect your directors in 2014. In this regard, please tell us your basis in the accounting literature for having policies based on different underlying reasons with respect to the balance sheet classification and income statement effect of the same security.

24. Please disclose the specific future event that would cause you to reclassify the Series A Preferred Stock into permanent equity. Also, tell us what consideration you gave to accreting the related discount based on the circumstances that existed at July 10, 2009, and then discontinuing such accretion if and when the Series A Preferred Stock is reclassified into permanent equity.

Note 10. Equity in Net Assets of Nonconsolidated Affiliates, page F-52

Transactions with Nonconsolidated Affiliates, page F-56

25. Based on your response to prior comment 65, please tell us what consideration you gave to presenting purchases of component parts and vehicles as inventory purchases, and

indicating that such amounts are later charged to cost of sales when the related vehicles or parts are sold.

Note 19. Pensions and Other Postretirement Plans, page F-77

26. In light of your response to prior comment 42, please tell us how your current presentation complies with each of the disclosure requirement set forth in ASC 820-10-50-6A (a) through (h). Please note that, as indicated at the beginning of ASC 820-10-50-6A, these disclosure requirements apply regardless of whether the practical expedient approach in ASC 920-10-35-59 has been applied.

27. With respect to valuing plan assets using a method other than net asset value, when assumptions used to arrive at the fair value of these plan assets involve significant subjectivity, please disclose the nature of the inputs used to arrive at the fair value of such assets, including those assumptions subject to volatility or change, along with a corresponding sensitivity analysis, in your discussion of critical accounting policies within MD&A, as appropriate.

28. To ensure that your investors obtain an understanding of how management determined that an 8.5% expected rate of return remains appropriate, please consider revising your filing to include disclosures similar to that provided in your response to prior comment 67.

Note 33. Segment Reporting, page F-161

29. Please clarify the statement in your response to prior comment 73 that standalone EBIT results for GMNA and GME are not available below the operating segment level in light of the following:

- Your disclosures on page F-33, which indicate that you test product specific long-lived assets for impairment at the platform level, appear to indicate that you have identifiable cash flows at the platform level.
- If you do not review profitability at the brand level, tell us how you determined that certain brands should be discontinued.
- Your response to prior comment 8 indicates that GMNA's profitability varies depending on multiple factors, including vehicle mix. Furthermore, you indicate that trucks are generally more profitable than cars.
- Your response to prior comment 32 indicates that certain fleet transactions, particularly daily rentals, are generally less profitable that retail sales.
- On page 43, you indicate that you have substantially completed the restructuring of GMNA, which has reduced your cost base and improved product line profitability.

To ensure we obtain a better understanding of your reporting structure, also provide us with a sample of the reports that your chief operating decision maker and segment managers regularly review to assess performance and allocate resources.

Unaudited Condensed Consolidated Interim Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 22. Earnings (Loss) Per Share, page F-224

30. In your response to prior comment 78, you indicate that trading prices of MLC's debt securities between December 31, 2009 and June 30, 2010 did not suggest any significant market movement or trend on GM's perceived common stock value. Please provide us with more information in this regard. Specifically, tell us GM's perceived common stock value implied by the trading prices of MLC's debt securities during the first six months of 2010. In addition, please include your underlying calculations in your response.

31. With respect to your response to prior comment 80, we believe the qualitative factors supporting interim disclosures regarding your stock incentive plans outweigh the quantitative analysis you provided regarding materiality. Accordingly, please add a separate footnote to your interim financial statements in a format similar to Note 29 of your audited financial statements.

Other

32. Update the financial statements, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

33. Please provide a currently dated signed consent from the independent public accountant in the amendment.

You may contact Juan Migone at (202) 551-3312, or David R. Humphrey, Accounting Branch Chief, at (202) 551-3211, if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Justin T. Dobbie, Special Counsel, at (202) 551-3469, or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (202) 661-4986
        William L. Tolbert, Jr., Esq.
        Jenner & Block LLP